                                                                 LOGO [METLIFE]

Metropolitan Life Insurance Company
1095 Avenue of the Americas
New York, New York 10036

                                                                 April 15, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Metropolitan Life Insurance Company ("MetLife")
         Metropolitan Life Separate Account E ("Registrant")
         Form N-4 Registration Statement
         Post-Effective Amendment No. 13 under the Securities Act of 1933 and Amendment No. 127 under the Investment Company Act of 1940
         File Nos. 333-83716 and 811-4001

Dear Sir or Madam:

   MetLife and the Registrant are filing, contemporaneously with this, letter Post-Effective Amendment No. 13 under the Securities Act of 1933, as amended, and Amendment No. 127 under the Investment Company Act of 1940, as amended, to the above-referenced Registration Statement on Form N-4.

     In  connection with this filing, the Registrant acknowledges that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,

                                                  /s/  Myra L. Saul
                                                  ------------------------------
                                                  Myra L. Saul
                                                  Associate General Counsel